Exhibit (a)(1)

FOR IMMEDIATE RELEASE

CIRCOR Board of Directors Unanimously Rejects Crane’s Unsolicited, Low-Value, Highly Conditional and Opportunistic Tender Offer

Crane’s Offer Substantially Undervalues CIRCOR and Its Future Prospects;

Execution of Strategic Plan to Deliver Significantly Greater Value in Near Term

Board Urges Shareholders Not to Tender Shares into Crane’s Offer

BURLINGTON, Mass., June 24, 2019 — CIRCOR International, Inc. (NYSE: CIR) (“CIRCOR”) today announced that its Board of Directors (the “Board”), after careful consideration with its independent financial and legal advisors, unanimously rejected the unsolicited tender offer (the “offer”) from Crane Co. (NYSE: CR) (“Crane”).  The Board unanimously recommends that shareholders not tender their shares into the offer.

The Board noted that the offer price is unchanged from the unsolicited proposal received from Crane on April 30, 2019, and publicized on May 21, 2019.  In reaching its recommendation that shareholders reject the offer, the Board, in consultation with its financial advisors, determined that the offer substantially undervalues the company and is low-value, highly conditional and opportunistic and not in the best interests of CIRCOR shareholders.

The basis for the Board’s recommendation with respect to the offer is set forth in CIRCOR’s Solicitation/Recommendation Statement on Schedule 14D-9 filed today with the Securities and Exchange Commission (“SEC”).  The Board considered numerous factors, including, but not limited to, the following:

•            The offer is inadequate and substantially undervalues CIRCOR.  The Board believes that execution of the company’s strategic plan will deliver significantly greater value in the near-term and the long-term for the company’s shareholders.

•                  The company is executing a detailed plan to deliver substantial earnings growth while deleveraging the company over the next 18 months.

•                  Delivering 2020 adjusted EBITDA of $165 million, up 37% over pro forma 2018;

•                  Expanding adjusted EBITDA margin to 14.9% in 2020 from 10.8% in pro forma 2018; and

•                  Reducing our net leverage ratio from 5.5x in pro forma 2018 to approximately 3.5x in 2020.

•            CIRCOR has strengthened and streamlined the business, positioning itself for increased revenue and profitability growth.

•                  Between 2014 and 2018, the company has increased (as a proportion of its total revenue) revenue from less cyclical, diversified end markets from 44% to 83%, increased revenue from differentiated products from 46% to 75%, and increased higher-margin aftermarket revenue from 6% to 26%.

•                  Since 2014, excluding acquisitions, the company decreased its manufacturing footprint by 40%, reduced the number of suppliers by 55%, shrunk the number of business units by 45% and streamlined the number of ERP systems by 45%.

•            CIRCOR has taken significant actions to de-risk and transform the business into a diversified global flow control technology company.

•                  The company has reduced its exposure to upstream oil & gas (“O&G”) during an unprecedented downturn and taken aggressive actions to reposition its Energy group through non-core divestitures, exiting unprofitable businesses and additional consolidation, simplification and restructuring.

•                  The company has successfully turned around the Aerospace & Defense (“A&D”) business by consolidating factories, exiting negative margin businesses, integrating the Colfax Fluid Handling Navy business, improving factory and supply chain performance, expanding engineering and sales and increasing new product launches.

•                  The company has driven A&D adjusted EBITDA from $22 million in 2014 to $40 million in 2018, an increase of eighty-two percent (82%), and expanded adjusted EBITDA margin by over 630bps.

•                  The company transformed its small industrial business into the company’s largest group.  It established the Industrial Group as part of the Colfax Fluid Handling integration and in 2018 CIRCOR increased the Industrial Group’s adjusted EBITDA by approximately 40%, and adjusted EBITDA margins by 350bps versus 2017 combined results.  The substantial increase in results was driven by synergies, G&A reduction, value pricing and the implementation of our CIRCOR Operating System.

•            CIRCOR’s recent investments are expected to drive additional future growth.

•                  The company has transformed its portfolio by deploying capital on accretive acquisitions.  The recent acquisitions of Critical Flow Solutions (a high technology business serving the downstream O&G market) and Colfax Fluid Handling (a severe-service pump technology business with diversified end markets and significant aftermarket exposure) greatly improved the quality of the company’s revenues and profitability.  Both acquisitions are performing well, exceeding initial synergy targets and delivering a strong ROIC.

•                  The company has invested in organic growth by expanding sales and engineering across the company while establishing a Product Management function that did not exist five years ago.  In 2019, the company anticipates launching 35 new products.  New products launched are expected to generate approximately $70 million of revenue in 2019.1

•            The offer is opportunistically timed.

•                  The Board believes that the offer represents an opportunistic attempt by Crane to acquire CIRCOR at a low share price, as the company is poised to deliver substantial value associated with its transformation, and, as a result, deprive any company shareholders who tender their Shares of the potential opportunity to realize the long-term value of their investment in the company.

•                  Crane is attempting to justify its undervalued offer by making inaccurate statements and focusing on the company’s past product portfolio and the impact of headwinds in upstream O&G—failing to recognize the recent transformation and opportunities for near-term value creation.

1  New product revenue is revenue from products launched within three years of current year

•            The Board has received an inadequacy opinion from each of its financial advisors.

•                  On June 20, 2019, each of J.P. Morgan and Evercore rendered an oral opinion to the Board, which was subsequently confirmed in writing, that, as of the date of such opinion, and based upon and subject to the factors, assumptions, limitations and qualifications set forth in its written opinion, the consideration proposed to be paid to shareholders of CIRCOR (other than Crane and any of its affiliates) pursuant to the offer was inadequate from a financial point of view to such holders. The full text of the written opinions of J.P. Morgan and Evercore, each dated June 20, 2019, which set forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinions, is attached to CIRCOR’s 14D-9 filing as Annexes B and C, respectively. J.P. Morgan and Evercore each provided its opinion to the Board (in its capacity as such) in connection with and for purposes of its evaluation of the Offer. The opinions of J.P. Morgan and Evercore do not constitute a recommendation to the Board or to any shareholder of CIRCOR in respect of the transactions, including as to whether any person should tender shares of CIRCOR in the offer or take any other action in respect of the transactions.

•            The conditions to the offer create significant uncertainty and risk.

•                  The offer contains numerous conditions, including certain conditions providing Crane broad discretion to decide not to purchase shares that are tendered.

CIRCOR issued a separate press release today containing an open letter to shareholders and has also provided an investor presentation highlighting its path to significant value creation.  The shareholder letter, investor presentation and Schedule 14D-9 are available on the company’s website at https://investors.circor.com.

Evercore and J.P. Morgan Securities LLC are serving as financial advisors to CIRCOR. Ropes & Gray LLP is serving as legal advisor to CIRCOR.

About CIRCOR

CIRCOR International, Inc. is a leading global flow control technology company that designs, manufactures and markets differentiated technology products and sub-systems for markets including aerospace & defense, industrials and oil & gas. CIRCOR has a diversified flow and motion control product portfolio with recognized, market-leading brands that fulfill its customers’ mission critical needs. CIRCOR’s strategy is to grow organically and through complementary acquisitions; simplify CIRCOR’s operations; achieve world class operational excellence; and attract and retain top talent.

CIRCOR routinely posts information that may be important to investors in the “Investor Relations” section of its website at www.circor.com. The Company encourages investors and potential investors to consult the CIRCOR website regularly for important information.

Use of Non-GAAP Financial Information

In this press release, the Company uses non-GAAP financial measures, including Adjusted EBITDA, Adjusted EBITDA margin and net debt. These non-GAAP financial measures are used by management in our financial and operating decision making because we believe they reflect our ongoing business and facilitate period-to-period comparisons. We believe these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. These non-GAAP financial measures also allow investors and others to compare the Company’s current financial results with the Company’s past financial results in a consistent manner.

CIRCOR’s management uses these non-GAAP measures, in addition to GAAP financial measures, as the basis for measuring the Company’s operating performance and comparing such performance to that of prior periods and to the performance of our competitors. We use such measures when publicly providing our business outlook, assessing future earnings potential, evaluating potential acquisitions and dispositions and in our financial and operating decision-making process, including for compensation purposes.

Investors should recognize that these non-GAAP measures might not be comparable to similarly titled measures of other companies. These measures should be considered in addition and not as a substitute for or superior to, any measure of performance, cash flow or liquidity prepared in accordance with accounting principles generally accepted in the United States. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is included in this press release and available at https://investors.circor.com.

We are not able to provide a reconciliation of CIRCOR’s non-GAAP financial guidance to the corresponding GAAP measures without unreasonable effort because of the inherent difficulty in forecasting and quantifying certain amounts necessary for such a reconciliation such as the costs associated with selling or exiting non-core businesses as well as the tax impact of these expenses.

We completed the acquisition of Colfax Corporation’s Fluid Handling business in the fourth quarter of 2017. We present adjusted combined information for the year ended December 31, 2017, which presents the combined results of operations as if the acquisitions had been completed on January 1, 2017. The unaudited combined results do not reflect any cost saving synergies from operating efficiencies or the effect of the incremental costs incurred in integrating the two companies. Accordingly, these unaudited combined results are presented for informational purposes only and are not necessarily indicative of what the actual results of operations of the combined company would have been if the acquisition had occurred at the beginning of the period presented, nor are they indicative of future results of operations.

During the first quarter of 2019, we completed the sale of the Reliability Services business for net cash proceeds of $82 million. We present adjusted pro forma income statement information for the year ended December 31, 2018, which gives effect to the sale as if it had occurred on January 1, 2018. We also present balance sheet information (debtless cash) as if the divestiture was completed on December 31, 2018. Such information is illustrative and not intended to represent what our results of operations would have been if the sale had been completed before the first quarter of 2019 or to project our results for any future period. Such information may not be comparable to, or indicative of, future performance.

Forward Looking Statements

This press release contains forward-looking statements. Reliance should not be placed on forward-looking statements because they involve risks, uncertainties and other factors, which are, in some cases, beyond the control of CIRCOR. Any statements in this press release that are not statements of historical fact are forward-looking statements, including, but not limited to, those relating to CIRCOR’s plan to deliver significant value over the next 18 months, 2019 and 2020 financial guidance, divestitures under consideration, plans to reduce leverage, our future performance, including realization of cost reductions from restructuring activities and expected synergies, and CIRCOR’s strategic priorities. Actual events, performance or results could differ materially from the anticipated events, performance or results expressed or implied by such forward-looking statements. Important factors that could cause actual results to vary from expectations include, but are not limited to: our ability to respond to competitive developments and to grow our business, both domestically and internationally; changes in the cost, quality or supply of raw materials; our ability to comply with our debt obligations; our ability to successfully implement our acquisition, divestiture or restructuring strategies, including our integration of the Fluid Handling business; changes in industry standards, trade policies or government regulations, both in the United States and internationally; and our ability to operate our manufacturing facilities at current or higher levels and respond to increases in manufacturing costs. BEFORE MAKING ANY INVESTMENT DECISIONS REGARDING CIRCOR, WE STRONGLY ADVISE YOU TO READ THE SECTION ENTITLED “RISK FACTORS” IN OUR MOST RECENT ANNUAL REPORT ON FORM 10-K AND SUBSEQUENT REPORTS ON FORMS 10-Q, WHICH CAN BE ACCESSED UNDER THE “INVESTORS” LINK OF OUR WEBSITE AT WWW.CIRCOR.COM. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Important Information

CIRCOR has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. CIRCOR shareholders are advised to read the company’s Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information.  Shareholders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9, as well as any other documents filed by CIRCOR in connection with the Offer, free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders can obtain free copies of these documents from CIRCOR by directing a request to CIRCOR International, 30 Corporate Drive, Burlington, Massachusetts 01803-4238, Attention: investor relations, or by calling (781) 270-1200. Shareholders may also request copies of these documents from MacKenzie Partners, Inc., which is assisting CIRCOR in this matter, by calling 800-322-2885 Toll-Free or by email at circor@mackenziepartners.com.

Investor Contact

David F. Mullen

Senior Vice President Finance

CIRCOR International

(781) 270-1200

Additional Investor Contact

MacKenzie Partners, Inc.

Dan Burch, (212)929-5784, dburch@mackenziepartners.com

Paul Schulman, (212) 929-5364, pschulman@mackenziepartners.com

Larry Schimmel, (212) 378-7068, lschimmel@mackenziepartners.com

Media Contact

Matthew Sherman / Andi Rose / Nick Lamplough

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

CIRCOR International

Supplemental Financial Information

$ millions

		Reliability
	2018	Services	2018 PF (a)
Revenue
Energy	451.3	65.6	385.7
Aerospace & Defense	237.1	—	237.1
Industrial	487.5	—	487.5
Total	1,175.8	65.6	1,110.2

		% of Revenue
Reconciliation of GAAP Operating Income to Adjusted Operating Income and GAAP Operating Margin % to Adjusted Operating Margin %
GAAP Operating Income	9.4	0.8%
Restructuring related inventory charges	2.4	0.2%
Amortization of inventory step-up	6.6	0.6%
Restructuring charges, net	12.8	1.1%
Acquisition amortization	47.3	4.0%
Acquisition deprecation	7.0	0.6%
Special charges	11.1	0.9%
Adjusted Operating Income	96.6	8.2%

Components of Adjusted Operating Income
Energy Segment Operating Income	33.5
Aerospace & Defense Segment Operating Income	36.0
Industrial Segment Operating Income	57.3
Corporate Expenses	(30.3)
Adjusted Operating Income	96.6

		% of Revenue
Reconciliation of GAAP Net Income to Adjusted EBITDA
GAAP Net Loss	(39.4)	-3.3%
Provision for income taxes	3.3	0.3%
Interest expense, net	52.9	4.5%
Depreciation & Amortization	78.1	6.6%
Inventory restructuring charges	2.4	0.2%
Amortization of inventory step-up	6.6	0.6%
Restructuring charges	12.8	1.1%
Special charges, net of recoveries	11.1	0.9%
Adjusted EBITDA	127.6	10.8%
Less Adj EBITDA of Reliability
Services	7.6
Pro Forma Adjusted EBITDA	119.9	10.8%

		Aerospace
	Energy	& Defense	Industrial	Corporate	Total
Reconciliation of Segment Operating Income to Adjusted EBITDA Segment/Adjusted Operating Income	33.5	36.0	57.3	(30.3)	96.6
Remove: Depreciation & Amortization expense included in Segment Operating Income	8.5	4.5	9.6	1.2	23.7
Add: Other Income, not included in Segment Operating Income	—	—	—	7.4	7.4
Adjusted EBITDA	42.0	40.5	66.9	(21.7)	127.8
Reliability Services segment operating income	6.6	—	—	—	6.6
Reliability Services depreciation & amortization included in segment operating income	1.0	—	—	—	1.0
Pro Forma Adjusted EBITDA	34.4	40.5	66.9	(21.7)	120.1

		Aerospace
	Energy	& Defense	Industrial
Reconciliation of Segment Operating Income % to Adjusted EBITDA % of revenue
Segment Operating Income %	7.4%	15.2%	11.8%
Depreciation & Amortization	1.9%	1.9%	2.0%
Adjusted EBITDA %	9.3%	17.1%	13.7%

(a) 2018 Pro Forma amounts the sale of Reliability Services occurred on January 1, 2018

CIRCOR International

Supplemental Financial Information

$ millions

Reconciliation of Gross Debt to Net Debt, Actual and Pro Forma

	Year Ended	Net Proceeds	Pro Forma Year Ended
	Dec. 31, 2018	from Sale (a)	Dec. 31, 2018
Debt Balances
Current Portion	7.9	(7.9)	—
Long-term	799.2	(74.2)	725.1
Gross Debt	807.1	(82.0)	725.1
Less: Cash	(68.5)	—	(68.5)
Net Debt	738.6	(82.0)	656.6

		EBITDA,	Pro Forma Year
	Year Ended	divested	Ended Dec. 31,
	Dec. 31, 2018	business (b)	2018
Adjusted EBITDA	127.8	(7.6)	120.1

Net Debt Divided by Adjusted EBITDA	5.8		5.5

(a) Reduces debt by the amount of proceeds from the sale of Reliability Services

(b) Removes the Adjusted EBITDA related to 2018 Reliability Services

CIRCOR International

Supplemental Financial Information

$ millions

			2017
	2017	Fluid Handling	Combined
Revenue
Energy	339.6	64.7	404.3
Aerospace & Defense	183.0	45.9	228.9
Industrial	139.1	326.7	465.8
Total	661.7	437.3	1,099.0

Reconciliation of GAAP Operating Income to Adjusted Operating Income and GAAP Operating Margin % to Adjusted Operating Margin
GAAP Operating Income	20.6	29.5	50.0
Amortization of inventory step-up	4.3	—	4.3
Restructuring charges (recoveries), net	6.1	—	6.1
Acquisition amortization	12.5	(13.0)	(0.5)
Acquisition deprecation	0.2	2.4	2.7
Special charges	8.0		8.0
Asbestos costs	—	8.9	8.9
Stay bonus	—	2.3	2.3
Adjusted Operating Income	51.7	30.0	70.6

Components of Adjusted Operating Income
Energy Segment Operating Income	30.1	3.6	33.7
Aerospace & Defense Segment Operating Income	23.4	7.0	30.4
Industrial Segment Operating Income	19.9	19.5	39.4
Corporate Expenses	(21.7)	—	(21.7)
Adjusted Operating Income	51.7	30.0	81.7

Industrial
Reconciliation of Industrial Segment Operating Income to Adjusted EBITDA
Industrial segment operating income - reported	19.9
Industrial segment operating income - Fluid Handling	19.5
Combined Segment Operating Income	39.4
Depreciation & Amortization	8.3
Combined Adjusted EBITDA	47.7

CIRCOR International

Supplemental Financial Information

$ millions

2014
Revenue
Energy	534.5
Aerospace & Defense	206.7
Industrial	100.3
Total	841.4

		% of Revenue
Reconciliation of GAAP Operating Income to Adjusted Operating Income and GAAP Operating Margin % to Adjusted Operating Margin %
GAAP Operating Income	64.8	7.7%
Restructuring related inventory charges	8.0	0.9%
Restructuring charges, net	5.2	0.6%
Impairment charges	0.7	0.1%
Special charges	7.5	0.9%
Adjusted Operating Income	86.2	10.2%

Components of Adjusted Operating Income
Energy Segment Operating Income	76.6
Aerospace & Defense Segment Operating Income	15.4
Industrial Segment Operating Income	17.6
Corporate Expenses	(23.4)
Adjusted Operating Income	86.2

		% of Revenue
Reconciliation of GAAP Net Income to Adjusted EBITDA
GAAP Net Income	50.4	6.0%
Provision for income taxes	12.9	1.5%
Interest expense, net	2.7	0.3%
Depreciation & Amortization	19.6	2.3%
Inventory restructuring charges	8.0	0.9%
Impairment charges	0.7	0.1%
Special charges, net of recoveries	12.7	1.5%
Adjusted EBITDA	106.9	12.7%

		Aerospace &
	Energy	Defense	Industrial	Corporate	Total
Reconciliation of Segment Operating Income to Adjusted EBITDA Segment/Adjusted Operating Income	76.6	15.4	17.6	(23.4)	86.2
Remove: Depreciation & Amortization expense included in Segment Operating Income	8.5	6.9	3.0	1.1	19.5
Add: Other Income, not included in Segment Operating Income	—	—	—	1.2	1.2
Adjusted EBITDA	85.1	22.3	20.7	(21.2)	106.9

		Aerospace &
	Energy	Defense	Industrial
Reconciliation of Segment Operating Income % to Adjusted EBITDA % of revenue
Segment Operating Income %	14.3%	7.5%	17.6%
Depreciation & Amortization	1.6%	3.3%	3.0%
Adjusted EBITDA %	15.9%	10.8%	20.6%